Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 AND 2016

ESSA PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in United States dollars)

AS AT

	December 31, 2017	September 30, 2017

ASSETS

Current
Cash	$1,867,823	$3,957,185
Receivables	23,769	29,475
Prepaids (Note 4)	793,489	1,072,103

	2,685,081	5,058,763

Equipment (Note 5)	94,485	99,882
Intangible assets (Note 6)	232,751	237,326
Deferred financing costs (Note 9)	420,917	211,073

Total assets	$3,433,234	$5,607,044

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$1,501,037	$1,641,103
Current portion of long-term debt (Note 7)	2,718,117	2,026,588
Income tax payable	109,521	109,521

	4,328,675	3,777,212

Long-term debt (Note 7)	5,339,762	5,933,092
Derivative liabilities (Note 8)	82,180	170,743

Total liabilities	9,750,617	9,881,047

Shareholders' equity (deficiency)
Share capital (Note 9)	25,980,117	25,980,117
Reserves (Note 10)	4,650,393	4,562,005
Accumulated other comprehensive loss	(2,076,479)	(2,076,479)
Deficit	(34,871,414)	(32,739,646)

	(6,317,383)	(4,274,003)

Total liabilities and shareholders’ equity (deficiency)	$3,433,234	$5,607,044

Nature and continuance of operations (Note 1)

Commitments (Note 17)

Subsequent events (Note 19)

On behalf of the Board on February 13, 2018

“David R. Parkinson”	Director	“Franklin Berger”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESSA PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31

	2017	2016

OPERATING EXPENSES
Research and development, net of recoveries (Note 18)	$969,597	$(908,493)
Financing costs	244,810	93,090
General and administration, net of recoveries (Note 18)	958,375	1,369,819

Total operating expenses	(2,172,782)	(554,416)

Foreign exchange	(5,722)	6,406
Gain on derivative liability (Note 8)	88,563	1,994,375

Net income (loss) for the period before taxes	(2,089,941)	1,446,365

Income tax recovery (expense)	(41,827)	18,097

Net income (loss) and comprehensive income (loss) for the period	$(2,131,768)	$1,464,462

Basic and diluted earnings (loss) per common share
Earnings (loss) per share - basic (Note 11)	$(0.07)	$0.05
Earnings (loss) per share - diluted (Note 11)	$(0.07)	$0.05

Weighted average number of common shares outstanding - basic	29,101,889	29,096,889
Weighted average number of common shares outstanding - diluted	29,101,889	31,852,690

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESSA PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31

	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$(2,131,768)	$1,464,462
Items not affecting cash:
Amortization	9,972	11,536
Gain on derivative liability	(88,563)	(1,994,375)
Finance expense	244,810	93,090
Product development and relocation grant	—	(3,992,799)
Unrealized foreign exchange	(18,114)	(587,292)
Share-based payments (Note 10)	88,388	333,428

Changes in non-cash working capital items:
Receivables	5,967	(8,624)
Prepaid expenses	278,614	286,147
Accounts payable and accrued liabilities4	(332,030)	(2,158,988)

Net cash used in operating activities	(1,942,724)	(6,553,415)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on loan advance	—	8,000,000
Financing costs	—	(156,895)
Interest paid	(146,611)	(13,000)

Net cash provided by (used in) financing activities	(146,611)	7,830,105

Effect of foreign exchange on cash	(27)	596,968

Change in cash for the period	(2,089,362)	1,873,658

Cash, beginning of period	3,957,185	8,985,095

Cash, end of period	$1,867,823	$10,858,753

Supplemental Cash Flow Information (Note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESSA PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Unaudited)

(Expressed in United States dollars)

			Reserves
	Number of shares	Share capital	Share-based payments	Warrants	Cumulative translation adjustment	Deficit	Total

Balance, September 30, 2016	29,096,889	$25,974,742	$3,496,221	$309,293	$(2,076,479)	$(28,240,634)	$(536,857)
Share-based payments	—	—	333,428	—	—	—	333,428
Income (loss) for the period	—	—	—	—	—	1,464,462	1,464,462

Balance, December 31, 2016	29,096,889	$25,974,742	$3,829,649	$309,293	$(2,076,479)	$(26,776,172)	$1,261,033
Options exercised	5,000	5,375	(2,436)	—	—	—	2,939
Share-based payments	—	—	425,499	—	—	—	425,499
Loss for the period	—	—	—	—	—	(5,963,474)	(5,963,474)

Balance, September 30, 2017	29,101,889	$25,980,117	$4,252,712	$309,293	$(2,076,479)	$(32,739,646)	$(4,274,003)
Share-based payments	—	—	88,388	—	—	—	88,388
Loss for the period	—	—	—	—	—	(2,131,768)	(2,131,768)

Balance, December 31, 2017	29,101,889	$25,980,117	$4,341,100	$309,293	$(2,076,479)	$(34,871,414)	$(6,317,383)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

1.       NATURE AND CONTINUANCE OF OPERATIONS

Nature of Operations

ESSA Pharma Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia on January 6, 2009. The Company’s head office address is Suite 720 - 999 West Broadway, Vancouver, BC, V5Z 1K5. The registered and records office address is the 26th Floor at 595 Burrard Street, Three Bentall Centre, Vancouver, BC, V7X 1L3. The Company is listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “EPIX”, and on the Toronto Venture Exchange (“TSX-V”) under the symbol “EPI”.

The Company is focused on the development of small molecule drugs for the treatment of prostate cancer. The Company has acquired a license to certain patents (the “NTD Technology”) which were the joint property of the British Columbia Cancer Agency and the University of British Columbia. As at December 31, 2017, no products are in commercial production or use. From November 2015 until September 2017, the Company’s primary activity was the Phase I clinical development of clinical candidate EPI-506. On September 11, 2017, the Company announced its decision to discontinue further clinical development of EPI-506 and to implement a corporate restructuring plan to focus research and development resources on its next-generation compounds. The restructuring included a decrease in headcount and reduction of operational expenditures related to the clinical program.

Going Concern

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) assuming the Company will continue on a going-concern basis. The Company has incurred losses and negative operating cash flows since inception. The Company incurred a net loss of $2,131,768 during the three months ended December 31, 2017 and has an accumulated deficit of $34,871,414. The ability of the Company to continue as a going concern in the long-term depends upon its ability to develop profitable operations and to continue to raise adequate financing.  As at December 31, 2017, the Company has not advanced its research into a commercially viable product. The Company’s continuation as a going concern is dependent upon the successful development of its NTD Technology to a commercial standard.

Subsequent to December 31, 2017, the Company completed a financing of $26,000,000 in gross proceeds (Note 19). Management continues to seek sources of additional financing which would assure continuation of the Company’s operations and research programs. However, there is no certainty that such financing will be provided or provided on favorable terms. Management believes that it will complete a financing in sufficient time to continue to execute its planned expenditures without interruption.

2.       BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended September 30, 2017.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

2.       BASIS OF PRESENTATION (cont’d...)

Basis of Presentation

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial assets measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

All amounts expressed in these condensed consolidated interim financial statements and the accompanying notes are expressed in United States dollars, except per share data and where otherwise indicated. References to “$” are to United States dollars and references to “C$” are to Canadian dollars.

Basis of Consolidation

The condensed consolidated interim financial statements comprise the accounts of ESSA Pharma Inc., the parent company, and its wholly-owned subsidiary, ESSA Pharmaceuticals Corp., after the elimination of all material intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated upon consolidation.

Functional and Presentation Currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. From inception to January 1, 2016, the functional currency of the Company has been the Canadian dollar and its subsidiary’s the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates. The financing completed in January 2016 and changes to the Company’s operations have resulted in a change to the currency in which the Company’s management conducts its operating, capital and financing decisions. Consequently, the functional currency of the Company became the US$ effective January 1, 2016.

These financial statements are presented in United States dollars. All financial information is expressed in United States dollars unless otherwise stated.

Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual results may differ from these estimates and assumptions.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

2.       BASIS OF PRESENTATION (cont’d...)

Estimates (cont’d...)

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made, relate to the following key estimates:

Intangible Assets - impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Product development and relocation grant

Pursuant to the terms of the Company’s grant from the Cancer Prevention Research Institute of Texas (“CPRIT”), the Company must meet certain terms and conditions to qualify for the grant funding. The Company has assessed its performance relative to these terms as detailed in Note 17 and has judged that there is reasonable assurance the Company will meet the terms of the grant and qualify for the funding. The Company has therefore recognized in profit or loss, as recoveries of research and development expenditures, a portion of the grant that represents expenses the Company has incurred to date under the grant parameters. The expenses are subject to assessment by CPRIT for compliance with the grant regulations which may result in certain expenses being denied and incurred in a future period.

Long-term debt

The Company has made certain estimates regarding the expected timing of and value of cash flows with respect to long-term debt. The estimates will fluctuate in accordance with changes in interest rates and any prepayments made, should the Company elect to do so (Note 7).

Derivative financial instruments

Certain warrants are treated as derivative financial liabilities. The estimated fair value, based on the Black-Scholes model, is adjusted on a quarterly basis with gains or losses recognized in the statement of loss and comprehensive loss. The Black-Scholes model is based on significant assumptions such as volatility, dividend yield, expected term and liquidity discounts (Note 8).

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

2.       BASIS OF PRESENTATION (cont’d...)

Estimates (cont’d...)

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The Company makes reference to prices quoted on the TSX and NASDAQ. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 10.

3.       SIGNIFICANT ACCOUNTING POLICIES

New standards not yet adopted

IFRS 9 Financial Instruments

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: recognition and measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss - in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. IFRS 9 is not expected to have a significant impact on the Company’s condensed consolidated interim financial statements.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions involving Advertising Service. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. IFRS 15 is not expected to have a significant impact on the Company’s financial statements.

IFRS 16 Leases

IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lessee accounting model. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The impact of IFRS 16 on the Company’s leases has not yet been determined.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

4.       PREPAID EXPENSES

	December 31, 2017	September 30, 2017

Clinical program deposit	$495,783	$659,899
Other deposits and prepaid expenses	297,706	412,204

Balance	$793,489	$1,072,103

5.       EQUIPMENT

	Furniture and fixtures	Computer equipment	Total

Cost
Balance, September 30, 2016, 2017 and December 31, 2017	$148,674	$39,020	$187,694

Accumulated Amortization
Balance, September 30, 2016	$49,594	$20,353	$69,947
Amortization expense	20,945	6,903	27,848

Balance, September 30, 2017	70,539	27,256	97,795
Amortization expense	4,189	1,208	5,397

Balance, December 31, 2017	$74,728	$28,464	$103,192

Net Book Value
Balance, September 30, 2017	$83,779	$16,103	$99,882
Balance, December 31, 2017	$79,590	$14,895	$94,485

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 18).

6.       INTANGIBLE ASSETS

NTD Technology

Cost
Balance, September 30, 2016, 2017 and December 31, 2017	$361,284

Accumulated Amortization
Balance, September 30, 2016	$105,661
Amortization expense	18,297

Balance, September 30, 2017	$123,958
Amortization expense	4,575
Balance, December 31, 2017	$128,533

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

6.       INTANGIBLE ASSETS (cont’d...)

NTD Technology

Net Book Value
Balance, September 30, 2017	$237,326
Balance, December 31, 2017	$232,751

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 18).

The NTD Technology is held under a License Agreement signed in fiscal 2010. As consideration for the License Agreement, the Company issued common shares of the Company. The License Agreement contains an annual royalty as a percentage of annual net revenue and a percentage of any annual sublicensing revenue earned with respect to the NTD Technology. The License Agreement stipulates certain minimum advance royalty payments of C$85,000. In addition, there are certain milestone payments for the first compound, to be paid in stages as to C$50,000 at the start of a Phase II clinical trial, C$900,000 at the start of a Phase III clinical trial, C$1,450,000 at application for marketing approval, and with further milestone payments on the second and additional compounds.

7.       LONG-TERM DEBT

On November 18, 2016, Silicon Valley Bank (“SVB”) entered into a $10,000,000 capital term loan facility agreement (“SVB Term Loan”) with the Company. The Company has drawn down $8,000,000 from the SVB Term Loan. There was a conditional option to receive an additional $2,000,000 upon positive data for the Company’s Phase 1 clinical trial of EPI-506 and receipt of the third and final tranche of the CPRIT grant.

The SVB Term Loan bears an interest rate of the Wall Street Journal Prime Rate (“WSJ Prime Rate”) plus 3% per annum and will mature on September 1, 2020. The SVB Term Loan requires a final payment of 8.6% of the amount advanced (“Final Payment”), due upon the earlier of the maturity or termination of the SVB Term Loan. The Company is required to make interest only payments until December 31, 2017. The SVB Term Loan contains a voluntary prepayment option whereby the principal amount can be prepaid in whole, or in part, for a fixed fee if a prepayment is made on or before the second anniversary of the SVB Term Loan.

The SVB Term Loan is secured by a perfected first priority lien on all of the Company’s assets, with a negative pledge on the Company’s intellectual property. The SVB Term Loan is subject to standard events of default, including default in the event of a material adverse change. SVB may declare the Company to be in breach of the agreement in the event of a material adverse change, which has been defined to include a material impairment in the Company’s assets acting as collateral under the SVB Term Loan, a material adverse change in the business, operations, or condition (financial or otherwise) of the Company, or a material impairment of the prospect of repayment of any portion of its debt obligations. There are no financial covenants under the SVB Term Loan.

In connection with the $8,000,000 draw, the Company granted an aggregate of 149,532 warrants to SVB (the “SVB Warrants”), exercisable at a price of $2.14 per share for a period of seven years until November 18, 2023, with an initial fair value of $167,022, which has been recognized as a derivative liability (Note 8). The Company incurred total additional transaction costs of $220,898 related to the SVB Term Loan and First Amendment. The transaction costs and Final Payment are being amortized into profit and loss over the estimated term of the facility, being the legal term, at an effective interest rate of 11.87%.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

7.       LONG-TERM DEBT (cont’d...)

SVB Term Loan

Balance, September 30, 2016	$—
Loan advance	8,000,000
Transaction costs	(387,959)
Interest paid	(436,944)
Accretion	784,583

Balance, September 30, 2017	$7,959,680
Interest paid	(146,611)
Accretion	244,810

Balance, December 31, 2017	$8,057,879

Current portion	$2,718,117
Long-term portion	$5,339,762

8.       DERIVATIVE LIABILITIES

Broker Warrants Denominated in Foreign Currency

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of loss and comprehensive loss as they arise. The derivative liability was designated as a financial liability carried at fair value through profit and loss.

Warrants exercisable in US dollars prior to January 1, 2016 and warrants exercisable in Canadian dollars after January 1, 2016, the date marking the Company’s change in functional currency, are therefore classified as derivative liabilities.

In 2015, the Company issued 257,018 broker warrants. Each broker warrant was exercisable to purchase one common share until January 16, 2017 at a price of US$2.75 per broker warrant (Note 10). On issuance of the broker warrants, the Company recorded a derivative liability of $282,287 using the Black-Scholes model. As at December 31, 2015, the derivative liability had a fair value of $588,407, using the Black-Scholes model with a risk-free interest rate of 0.52%, term of 1.04 years, volatility of 80.0%, and dividend rate of 0%. On January 1, 2016, the Company de-recognized the derivative liability of $588,407. On January 16, 2017, the remaining 256,363 outstanding warrants expired unexercised.

In April 2014, in connection with the issuance of a convertible debenture for $1,000,000, the Company issued 25,000 broker warrants valued at $14,935 (C$16,394), each exercisable into one common share at a price of C$2.00 for a period of five years (Note 10). The warrants were valued using the Black-Scholes model with a risk-free interest rate of 1.63%, term of 5 years, volatility of 80% and dividend rate of 0%.

On January 1, 2016, the Company recorded a derivative liability of $82,743 using the Black-Scholes model. As at December 31, 2017, the derivative liability had a fair value of $55 (September 30, 2017 - $206). The Company has recorded the resulting change in fair value of $151 (2016 - $14,130) in the statement of loss and comprehensive loss.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

8.       DERIVATIVE LIABILITIES (cont’d...)

2016 Warrants

In January 2016, the Company completed a private placement of 4,545,452 units of the Company at $3.30 per unit (“Unit”) for gross proceeds of $14,999,992. Each Unit consisted of one common share of the Company, one 7-year cash and cashless exercise warrant (the “7-Year Warrants”), and one half of one 2-year cash exercise warrant (the “2-Year Warrants”). The 7-Year Warrants and 2-Year Warrants have an exercise price of $3.30 per common share (collectively, the “2016 Warrants”). The holders of the 7-Year Warrants may elect, in lieu of exercising the 7-Year Warrants for cash, a cashless exercise option, in whole or in part, to receive common shares equal to the fair value of the 7-Year Warrants based on the number of 7-Year Warrants to be exercised multiplied by a ten-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per 7-Year Warrant.

Additionally, the 2016 Warrants contain provisions which may require the Company to redeem the 2016 Warrants, at the option of the holder, in the event of a major transaction, such as a change of control or sale of the Company’s assets (“Major Transaction”). The redemption value would be subject to a Black-Scholes valuation at the time of exercise. In the event the consideration for a Major Transaction payable to the common shareholders is in cash, in whole or in part, the redemption of the 2016 Warrants would be made in cash pro-rata to the composition of the consideration. The potential for a cash settlement for the 2016 Warrants, in accordance with IFRS, requires the 2016 Warrants to be treated as financial liabilities measured at fair value through profit or loss.

On issuance of the 7-Year and 2-Year Warrants in January 2016, the Company recorded derivative liabilities of $10,181,817 and $3,236,363, respectively using the Black-Scholes model. The 2016 Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. As at December 31, 2017, the 7-Year Warrants derivative liability had a fair value of $74,212 (September 30, 2017 - $160,262). As at December 31, 2017, the 2-Year Warrants derivative liability had a fair value of $Nil (September 30, 2017 - $Nil). The Company has recorded the resulting change in fair value of $86,050 (2016 - $1,980,245) in the statement of loss and comprehensive loss.

SVB Warrants

In connection with the $8,000,000 draw on the SVB Term Loan (Note 7), the Company granted an aggregate of 149,532 warrants to SVB (the “SVB Warrants”), exercisable at a price of $2.14 per share for a period of seven years until November 18, 2023. The holders of the SVB Warrants may elect, in lieu of exercising the SVB Warrants for cash, a cashless exercise option, in whole or in part, to receive common shares equal to the fair value of the SVB Warrants based on the number of SVB Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per SVB Warrant.

Additionally, the SVB Warrants contain provisions which require the Company to redeem the SVB Warrants, on a cashless basis, at the option of the holder, in the event of a major transaction, such as a change of control or sale of the Company’s assets (“Acquisition”) where the Company’s shareholders receive cash or shares or a combination thereof, and the five-day weighted average market price is greater than the exercise price.

On issuance of the SVB Warrants, the Company recorded a derivative liability of $167,022 using the Black-Scholes model. The SVB Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. As at December 31, 2017, the SVB Warrants derivative liability had a fair value of $7,913 (September 30, 2017 - $10,275). The Company has recorded the resulting change in fair value of $2,362 (2016 - $Nil) in the statement of loss and comprehensive loss.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

8.       DERIVATIVE LIABILITIES (cont’d...)

Valuation

The Company uses the Black-Scholes option pricing model to estimate value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liabilities on initial recognition (January 1, 2016 with respect to the broker warrants, January 14, 2016 with respect to the 2016 Warrants, November 18, 2016 with respect to the SVB Warrants), September 30, 2016, and December 31, 2017:

	December 31, 2017	September 30, 2017	November 18, 2016	September 30, 2016

Risk-free interest rate	2.02%	1.78%	1.32%	1.21%
Expected life	3.27 years	3.67 years	7.00 years	4.62 years
Expected annualized volatility	68.7%	74.2%	75.4%	70.0%
Dividend	—	—		—

Sensitivity

The derivative warrants are a recurring Level 3 fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and expected volatility. If the market price were to increase by a factor of 10% this would increase the obligation by approximately $19,457 as at December 31, 2017. If the market price were to decrease by a factor of 10% this would decrease the obligation by approximately $14,141 as at December 31, 2017. If the volatility were to increase by 10%, this would increase the obligation by approximately $42,053 as at December 31, 2017. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $30,901 as at December 31, 2017.

The following table is a continuity schedule of changes to the Company’s derivative liabilities:

Total

Balance, September 30, 2016	$7,309,467
Derivative liability on issuance of warrants	167,022
Change in fair value	(7,305,746)

Balance, September 30, 2017	$170,743
Change in fair value	(88,563)

Balance, December 31, 2017	$82,180

Derivatives with expected life of less than one year	$—
Derivatives with expected life greater than one year	$82,180

9.       SHAREHOLDERS’ EQUITY (DEFICIENCY)

Authorized:

Unlimited common shares, without par value.

Unlimited preferred shares, without par value.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

9.       SHAREHOLDERS’ EQUITY (DEFICIENCY) (cont’d...)

Listing on the TSX-V, TSX, and NASDAQ

The Company completed its listing on the TSX-V on January 27, 2015 (“Date of Listing”) and began trading under the symbol “EPI”. Immediately prior to the listing, all of the Company’s 2,382,540 issued and outstanding Preferred Shares were converted into common shares.

The Company completed its listing on the NASDAQ on July 9, 2015 and began trading under the symbol “EPIX”. As a result of the listing, each of the outstanding special warrants issued on January 16, 2015 was deemed to be exercised into one common share for no additional consideration on July 13, 2015.

On July 21, 2017, the Company received notifications from the NASDAQ that it was not in compliance with two requirements for continued listing, being the maintenance of a minimum bid price of US$1 and a minimum market value of US$35,000,000, noncompliance constituting continued deficiency for a period of 30 consecutive business days. The Company has been provided a grace period for 180 calendar days to regain compliance with these requirements.

The Company graduated from the TSX-V to the TSX on July 28, 2015 under its existing symbol “EPI”.

On November 27, 2017, the Company voluntarily delisted from the TSX and began trading on the TSX-V under its existing symbol “EPI”.

Private placements

The Company did not complete any private placements during the three months ended December 31, 2017 or the year ended September 30, 2017.

10.       RESERVES

Stock options

The Company has adopted a Stock Option Plan (the “Plan”), pursuant to which up to a maximum of the greater of (i) 5,000,000 Common Shares and (ii) a rolling number equal to 15% of the total number of issued and outstanding Common Shares (on an non-diluted basis) at the relevant time may be reserved for issuance. The Stock Option Plan is consistent with the policies and rules of the TSX and NASDAQ. Pursuant to the Plan, options may be granted with expiry terms of up to 10 years, and vesting criteria and periods are approved by the Board of Directors at its discretion. The options issued under the Plan are accounted for as equity-settled share-based payments.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Balance, September 30, 2016	4,062,519	C$	2.76
Options exercised	(5,000)		(0.80)
Options expired/forfeited	(340,000)		(2.56)

Balance, September 30, 2017	3,717,519	C$	2.78
Options expired/forfeited	(175,300)		(2.98)

Balance outstanding, December 31, 2017	3,542,519	C$	2.77
Balance exercisable, December 31, 2017	3,022,115	C$	2.36

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

10.       RESERVES (cont’d...)

Stock options (cont’d...)

At December 31, 2017, options were outstanding enabling holders to acquire common shares as follows:

Exercise price (C$)		Number of options	Weighted average remaining contractual life (years)

C$	0.80	962,000	0.48
	2.00	1,579,219	1.64
	3.49	290,000	3.61
	5.15	6,000	2.17
	5.35	50,000	7.18
	6.25	600,000	3.04
	14.90	55,000	7.03
		3,542,519	1.88

Share-based compensation

During three months ended December 31, 2017, the Company granted Nil (2016 - Nil) stock options with a weighted average fair value of $Nil per option (2016 - $Nil).

The Company recognized share-based payments expense for options granted and vesting during the period with allocations to its functional expense as follows:

	2017	2016

Research and development expense (Note 18)	$(5,459)	$45,556
General and administrative (Note 18)	93,847	287,872
	$88,388	$333,428

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, September 30, 2016	7,099,541	$3.28
Warrants granted	149,532	2.14
Warrants expired	(256,363)	2.75

Balance outstanding and exercisable, September 30, 2017 and December 31, 2017	6,992,710	$3.27

Warrants exercisable in Canadian dollars as at December 31, 2017 are translated at current rates to reflect the current weighted average exercise price in US dollars for all outstanding warrants.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

10.       RESERVES (cont’d...)

Warrants (cont’d...)

At December 31, 2017, warrants were outstanding enabling holders to acquire common shares as follows:

Number of Warrants		Exercise Price	Expiry Date

25,000		C$2.00	April 15, 2019
4,545,452	(1)	US$3.30	January 14, 2023
2,272,726	(1)	US$3.30	January 14, 2018 (2)
149,532		US$2.14	November 18, 2023
6,992,710

(1)	Detailed terms of the 2016 Warrants are included in Note 8.
(2)	These warrants expired unexercised subsequent to December 31, 2017.

11.       EARNINGS PER SHARE

The calculation of basic and diluted earnings (loss) per share is based on the following data:

Period ended December 31	2017	2016

Net income (loss) for the period	$(2,131,768)	$1,464,462

Weighted average number of common shares - basic	29,101,889	29,096,889
Weighted average number of common shares - diluted	29,101,889	31,852,690

Earnings (loss) per share - basic	(0.07)	0.05
Earnings (loss) per share - diluted	(0.07)	0.05

The basic earnings per share is computed by dividing the net earnings by the weighted average number of common shares outstanding during the period. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding stock options, in the weighted average number of common shares outstanding during the year, if dilutive.

12.       SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the three months ended December 31, 2017, the Company accrued $209,844 in deferred financing costs through accounts payable and accrued liabilities.

During the three months ended December 31, 2016, the Company recognized a derivative liability of $167,022 on issuance of the SVB Warrants (Note 8).

13.       RELATED PARTY TRANSACTIONS

Key management personnel of the Company include the President and Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Scientific Officer, Chief Medical Officer, Executive VP and Chief Operating Officer, former Executive VP of Research and Development, and Directors of the Company. Compensation paid to key management personnel is as follows:

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

13.       RELATED PARTY TRANSACTIONS (cont’d...)

	2017	2016

Salaries, consulting fees, and director fees	$672,387	$521,273
Share-based payments (a)	93,760	306,690
Total compensation	$766,147	$827,963

(a)	Share-based payments to related parties represents the fair value of options granted and vested in the period to key management personnel.

During the three months ended December 31, 2017, the Company granted Nil (2016 - Nil) options to key management personnel. The vesting of these options and options granted to key management personnel in prior periods were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $93,760 (2016 - $306,690).

Included in accounts payable and accrued liabilities at December 31, 2017 is $397,799 (September 30, 2017 - $219,031) due to related parties with respect to key management personnel compensation and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

Commitments

The CEO is entitled to a payment of six months of base salary upon termination without cause, increasing to one year following one year of employment. Additionally, the CEO is entitled to 18 months of salary if termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination.

The CFO is entitled to a payment of one year of base salary upon termination without cause, whether or not the termination was caused by a change of control event.

The COO is entitled to a payment of six months of base salary upon termination without cause, increasing to one year following one year of employment. Additionally, the COO is entitled to 18 months of salary if termination without cause occurs within 18 months after a change of control event.

Stock options held by the CEO, CFO, CMO, and COO vest immediately upon a change of control.

14.       SEGMENTED INFORMATION

The Company works in one industry being the development of small molecule drugs for prostate cancer. The Company’s equipment is located in the USA.

15.       CAPITAL MANAGEMENT

The Company considers its capital to include working capital, long-term debt and the components of shareholders’ equity. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new equity if available on favourable terms.

In December 2015, the Company filed a short form base shelf prospectus in British Columbia, Alberta, and Ontario, and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10, which enables issuances from time to time in order to increase the Company’s available capital which was used in connection with the financings completed during the year ended September 30, 2016 (Note 9). Future financings are dependent on market conditions and the ability to identify sources of investment. There can be no assurance the Company will be able to raise funds in the future.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

15.       CAPITAL MANAGEMENT (cont’d...)

On November 18, 2016, the Company entered into the SVB Term Loan (Note 7), pursuant to which the Company has drawn down $8,000,000 as at December 31, 2017.

There were no changes to the Company’s approach to capital management during the three months ended December 31, 2017. As at December 31, 2017, the Company is not subject to externally imposed capital requirements.

16.       FINANCIAL INSTRUMENTS AND RISK

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, long-term debt and derivative liabilities. Cash is measured based on level 1 inputs of the fair value hierarchy. The fair value of receivables and accounts payable and accrued liabilities approximates their carrying values due to their short term to maturity. The fair value of the SVB Term Loan is approximately $8,739,000 which includes the principal and financing costs assessed on settlement as at December 31, 2017. The derivative liabilities are measured using level 3 inputs (Note 8).

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and receivables. The Company’s receivables are primarily due to refundable GST and investment tax credits. The Company limits its exposure to credit loss by placing its cash with major financial institutions. Credit risk with respect to investment tax credits and GST is minimal as the amounts are due from government agencies.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2017, the Company had a working capital deficiency of $1,643,594. The SVB Term Loan is repayable over 33 months following an interest-only period ending December 31, 2017. The Company does not generate revenue and will be reliant on external financing to fund operations and repay the SVB Term Loan. Debt and equity financing is dependent on market conditions and may not be available on favorable terms. The CPRIT grant is dependent on the Company completing all the milestones (Note 17). Subsequent to December 31, 2017, the Company completed a financing for total gross proceeds of $26,000,000 (Note 19).

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, and foreign exchange rates.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

16.       FINANCIAL INSTRUMENTS AND RISK (cont’d...)

Market risk (cont’d...)

(a)       Interest rate risk

As at December 31, 2017, the Company has cash balances which are interest bearing. Interest income is not significant to the Company’s projected operational budget and related interest rate fluctuations are not significant to the Company’s risk assessment.

The Company’s SVB Term Loan is interest-bearing debt at a variable rate. A 10% change in the WSJ Prime Rate would result in an increase of $12,389 or decrease of $5,611 in the net loss realized for the period.

(b)       Foreign currency risk

Historically, the Company has been exposed to foreign currency risk on fluctuations related to accounts payable and accrued liabilities that are denominated in US dollars as the Company was financed and functioning in Canadian dollars. Over time, the Company has become increasingly exposed to the US dollar due to the financings completed in US dollars, the US dollar-denominated CPRIT Grant (Note 17) and movement of operations to the State of Texas pursuant to the terms of the CPRIT Grant; accordingly, the Company adopted the US dollar as its functional currency from the Canadian dollar as of January 1, 2016, so that the Company’s foreign currency risk exposure now relates to net monetary assets denominated in Canadian dollars. A 10% change in the foreign exchange rate between the Canadian and U.S. dollar would result in a fluctuation of $44,024 in the net loss realized for the period. The Company does not currently engage in hedging activities.

(c)       Price risk

The Company is exposed to price risk with respect to equity prices. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

17.       COMMITMENTS

The Company has the following obligations over the next five years:

Contractual obligations	2018		2019		2020		2021		2022

Minimum annual royalty per License Agreement (Note 6)	C$	85,000	C$	85,000	C$	85,000	C$	85,000	C$	85,000
Collaborative Research Agreement with BC Cancer Agency		15,588		—		—		—		—

Total (in C$)	C$	100,588	C$	85,000	C$	85,000	C$	85,000	C$	85,000

SVB loan payments (Note 7)		$2,419,860		$3,228,446		$3,916,446		$—		$—
Lease on US office spaces		$128,351		$175,166		$44,474		$—		$—

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

17.       COMMITMENTS (cont’d...)

Product Development and Relocation Grant

In February 2014 the Company received notice that it had been awarded a product development and relocation grant by the CPRIT whereby the Company is eligible to receive up to $12,000,000 on eligible expenditures over a three year period related to the development of the Company’s androgen receptor n-terminus blocker program for prostate cancer. The funding under CPRIT is subject to a number of conditions including negotiation and execution of an award contract which details the milestones that must be met to release the tranched CPRIT funding, proof the Company has raised the 50% matching funds to release CPRIT monies, and relocation of the project to the State of Texas such that the substantial functions of the Company related to the project grant are in Texas and the Company uses Texas-based subcontractor and collaborators wherever possible.

As at September 30, 2016, the Company had received the first two tranches of the CPRIT Grant, totalling $6,578,000, which have been recognized as research and development recoveries in the statements of loss and comprehensive loss over fiscal years 2014, 2015, and 2016. During the year ended September 30, 2017, the Company received $5,192,799, representing a partial payment of the third and final tranche of the grant of $5,422,000; the remaining balance of $229,201 is expected to be received after the completion of the grant term of December 31, 2017 and on approval of subsequent final compliance reporting.

If the Company is found to have used any grant proceeds for purposes other than intended, is in violation of the terms of the grant, or relocates its operations outside of the State of Texas, then the Company is required to repay any grant proceeds received.

Under the terms of the grant, the Company is also required to pay a royalty to CPRIT, comprised of 4% of revenues until aggregate royalty payments equal $24,000,000, and 2% of revenues thereafter. The Company has the option to terminate the grant agreement by paying a one-time, non-refundable buyout fee, based on certain factors including the grant proceeds, and the number of months between the termination date and the buyout fee payment date.

Agency Engagements

In the year ended September 30, 2017, the Company executed Engagement Letters with Bloom Burton & Co. (“Bloom Burton”) and H.C. Wainwright & Co. (“HCW”), investment banks, to retain their services to act as its exclusive agents in Canada and the United States, respectively, in connection with a proposed financing in July 2017. In exchange for their services, on successful completion of the financing, Bloom Burton and HCW would receive a cash fee based on a percentage of any funds raised and warrants based on a percentage of the aggregate number of common shares placed in the financing. The Company will pay all legal and other expenses incurred by Bloom Burton and HCW. In addition, for a period of 12 months, HCW will have a right of participation to act as a placement agent or underwriter on any equity financings for the Company, for which HCW shall receive a fee of no less than 25% of the fee on such financings.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

18.       EXPENSES BY NATURE

Research and development expenses include the following major expenses by nature:

For the three months ended December 31	2017	2016

Clinical	$156,557	$835,921
Consulting	309,237	239,204
Legal patents and license fees	122,566	175,122
Manufacturing	93,415	929,821
Other	1,645	98,591
Pharmacology	42,699	151,120
Program administration	79,593	93,096
Salaries and benefits	162,592	474,573
Share-based payments (Note 10)	(5,459)	45,556
Travel	6,752	41,302
CPRIT grant claimed on eligible expenses (Note 17)	—	(3,992,799)

Total	$969,597	$(908,493)

General and administrative expenses include the following major expenses by nature:

For the three months ended December 31	2017	2016

Amortization	$9,972	$11,536
Consulting and subcontractor fees	18,907	22,703
Director fees	47,750	37,500
Insurance	114,834	107,390
Investor relations	44,854	47,330
Office, IT and communications	25,624	70,446
Professional fees	93,602	183,355
Regulatory fees and transfer agent	20,238	21,764
Rent	110,869	111,594
Salaries and benefits	355,296	416,493
Share-based payments (Note 10)	93,847	287,872
Travel and entertainment	22,582	51,836

Total	$958,375	$1,369,819

19.       SUBSEQUENT EVENTS

Stock options

Subsequent to December 31, 2017, a total of 600,000 stock options with a weighted exercise price of C$0.80 expired unexercised.

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 and 2016

19.       SUBSEQUENT EVENTS (cont’d...)

Financings

On January 9, 2018, the Company closed the first tranche of a brokered equity offering (“January 2018 Financing”), issuing 68,545,000 common shares and 33,080,000 pre-funded warrants at a price of $0.20 each, for total gross proceeds of $20,325,000. Each warrant is exercisable, for a nominal exercise price, into one common share of the Company for a period of five years. In connection with the first tranche of the January 2018 Financing, the Company paid a cash commission of $1,204,000, incurred other financing costs of $172,000, and issued 3,518,750 broker warrants, each exercisable into one common share of the Company at a price of $ per share for a period of five years.

Concurrently, the Company completed a non-brokered private placement of 3,375,000 common shares at $0.20 per share to certain directors of the Company for total gross proceeds of $675,000.

On January 16, 2018, the Company closed the second tranche of the January 2018 Financing, issuing 9,300,000 common shares and 10,700,000 pre-funded warrants at a price of $0.20 each, for total gross proceeds of $4,000,000. Each warrant is exercisable, for a nominal exercise price, into one common share of the Company for a period of five years. In connection with the second tranche of the January 2018 Financing, the Company paid a cash commission of $352,800, incurred other financing costs of $14,000, and issued 1,260,000 broker warrants, each exercisable into one common share of the Company at a price of $0.20 per share for a period of five years. Furthermore, on January 16, 2018, the Company’s agent partially exercised its over-allotment option for 5,200,000 additional common shares for additional proceeds to the Company of approximately $1,040,000.

In connection with the January 2018 Financing, Omega Fund IV, L.P. (“Omega”) acquired 9,300,000 common shares and 10,700,000 pre-funded warrants. Assuming the exercise in full of the 10,700,000 pre-funded warrants and certain warrants held by Omega prior to the January 2018 Financing, Omega would own approximately 17.6% of the issued and outstanding common shares as at January 16, 2018 on a partially-diluted basis. Pursuant to the terms of the a nomination rights agreement between the Company and Omega, Omega is entitled to nominate one director to the board of directors of the Company, one of which must be an independent director and preapproved by the Company. These nomination rights will continue for so long as Omega holds at least 9.99% of the issued and outstanding common shares.